TIAA Real Estate Account c/o Teachers Insurance and Annuity Association of America 8500 Andrew Carnegie Boulevard Charlotte, NC 28262	F. Scott Thomas Senior Director and Associate General Counsel (704) 988-3687 (tele) sthomas@tiaa.org

April 27, 2021

VIA EDGAR
(202) 551-3207

Division of Corporation Finance
Office of Real Estate & Construction
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4644 Mail Stop 3233
Attention: Ronald Alper, Staff Attorney

Re: TIAA Real Estate Account Pre-Effective Amendment No. 1 to Registration Statement on Form S-1 (as
amended, the “Registration Statement”) (File No. 333-254314)

Commissioners:

    Pursuant to Rule 461 under the Securities Act of 1933, Teachers Insurance and Annuity Association of America, on behalf of the TIAA Real Estate Account (the “Company”), hereby requests acceleration of the effective date of the above captioned Registration Statement for certain variable annuity contracts as soon as reasonably practicable by 9:00 a.m. ET on Friday, April 30, 2021.

The Company hereby acknowledges that:

•should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

TIAA REAL ESTATE ACCOUNT

By:     TEACHERS INSURANCE AND ANNUITY
    ASSOCIATION OF AMERICA

    By: /s/ F. Scott Thomas
        Name:     F. Scott Thomas, Esq.
                        Title:     Senior Director and Associate General Counsel